

September 27, 2010

Mr. Jeffrey Smith
Chief Financial Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

> **Re:** **PDI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 8-K filed December 4, 2009**
> **Form 8-K Filed on March 4, 2010**
> **File No. 000-24249**

Dear Mr. Smith:

We have reviewed your letter dated September 2, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 29, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 5

1.	We note that your proposed disclosure in response to prior comment 1 does not include a discussion of the minimum purchase obligations that you reference in Exhibit A of your response letter. Given the significance of the contracts to your historical operations, it appears that a minimum purchase obligation is a material factor impacting your future revenues that should be disclosed. Please ensure that you discuss all material terms of the agreements with your significant customers.

Exhibits

2.   Please refer to prior comment 1. We note your statement that you redacted a portion of the information in Exhibit A regarding certain contractual information. We further note that the legend in Exhibit A suggests that you may be relying on Exchange Act Rule 12b-4 to redact this information. Please be advised that Exchange Act Rule 12b-4 solely provides that supplemental information provided to us by a registrant may be returned, on request, to the registrant provided that the return of the information is determined to be consistent with the protection of investors and the provisions of the FOIA. It does not provide a process for redacting information provided in response to our comments.

        If you wish to obtain confidential treatment for any part of your responses to our comments, please be advised that Rule 83 of the Freedom of Information Act sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us. If you seek to rely upon this rule, please review the rule requirements. Note specifically that in making a request pursuant to Rule 83, among other things, on each page where you omit information from the electronic version of the letter, you should tie the omissions to a legend that indicates material has been omitted pursuant to Rule 83 and provide an identifying number or code, such as a Bates-stamped number. You must then refer to that number or code in your letter requesting confidential treatment. Finally, a copy of the request for confidential treatment must be provided to the FOIA office, in addition to the copy sent to the examiner, and the legend "FOIA Confidential Treatment Request" must appear prominently at the top of the first page of the written request.

3.   With respect to the two contracts with Pfizer, taken separately, from which you derived approximately 28% and 22% of your revenues for the six months ended June 30, 2010, we are unable to concur with your assertion that you are not substantially dependent on the contracts. The material terms of each of these contracts with respect to such matters as exclusivity, contract term, and minimum purchase obligations appear to indicate that the company is dependent to a material extent on the contracts. This is true even taking into consideration your assertion that the loss of any one of these contracts does not necessitate the termination of any other contract or the customer relationship and would not fundamentally affect the nature or structure of the business you perform for that customer. Moreover, we note that the portion of your revenues derived from Pfizer increased on the whole from 28.2% in 2008 to 42% in 2009. Please file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453, or Maryse Mills-Apenteng,

Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief